SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)*

                             barnesandnoble.com inc.
                             -----------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   067846 10 5
                                   -----------
                                 (CUSIP Number)

                               Mr. Leonard Riggio
                              Barnes & Noble, Inc.
                                122 Fifth Avenue
                               New York, NY 10011

                                 with copies to:

                               Jay M. Dorman, Esq.
                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                               New York, NY 10104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067846 10 5                   13D                  Page 2 of 13 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO, WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              119,138,502
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           119,138,502
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,138,502
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.8%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5                   13D                  Page 3 of 13 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N.com Holding Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO, WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              119,138,502
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           119,138,502
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,138,502
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.8%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No. 067846 10 5                                        Page 4 of 13 Pages

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed by Barnes & Noble, Inc. ("B&N") and its wholly owned subsidiary, B&N.com Holding Corp. ("B&N.com Holding"), each Delaware corporations (collectively, the "Reporting Persons"), to amend the Schedule 13D filed by the Reporting Persons on November 1, 2002 (the "Schedule 13D"), as amended on November 15, 2002 by Amendment No. 1, as amended on April 7, 2003 by Amendment No. 2, as amended on August 1, 2003 by Amendment No. 3, and as amended on September 15, 2003 by Amendment No. 4 ("Amendment No. 4"), with respect to beneficial ownership of Class A Common Stock, $0.001 par value per share (the "Shares"), of barnesandnoble.com inc., a Delaware corporation (the "Issuer").

     In accordance with Exchange Act Rule 13d-2, this Amendment No. 5 amends and supplements only information that has materially changed since the September 15, 2003 filing of Amendment No. 4. Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c) and (f) The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of each of the Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference.

(d) - (e) During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

B&N expects to fund the potential merger reported in this Amendment No. 5 and described in Item 4 below from cash flow from operations and from its $500 million revolving credit facility, with Fleet National Bank as administrative agent thereunder.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

                                      13D
CUSIP No. 067846 10 5                                        Page 5 of 13 Pages

     B&N today announced that it has proposed to take the Issuer private through a merger. In the merger, all shareholders of the Issuer (other than B&N.com Holding) would receive $2.50 in cash for each Share of the Issuer that they own. At this price, B&N estimates that it would be paying in excess of the approximate net after-tax price per share that it paid to Bertelsmann AG in a combination of cash and notes on September 15, 2003 for a 37 percent interest in the Issuer. The aggregate consideration for the outstanding Shares (including Shares outstanding following exercise of "in-the-money" options) would be approximately $115 million. As a result of the merger, the Issuer would become a wholly owned subsidiary of B&N. The press release is filed as an exhibit hereto and is incorporated by reference herein. Also filed as an exhibit hereto and incorporated by reference herein is the letter sent to the Special Committee of the Board of Directors of the Issuer proposing the merger.

Consummation of the proposed merger would be subject to the (i) approval of the Special Committee of the Board of Directors of the Issuer, (ii) execution and delivery of a definitive merger agreement and such other documentation (including regulatory filings) as may be required or appropriate and (iii) receipt of all necessary third party consents, if any. Upon completion of the proposed merger, B&N would seek to cause the shares of the Issuer to be delisted from trading on the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) As of the date of this Statement, the Reporting Persons beneficially own, within the meaning of Exchange Act Rule 13d-3, 119,138,502 Shares, representing approximately 74.8% of the outstanding Shares of the Issuer. These Shares beneficially owned by the Reporting Persons consist of the following: (i) 115,000,002 Shares which the Reporting Persons have the right to acquire within 60 days upon conversion of (A) their one share of Class B Common Stock in the Issuer, (B) their one share of Class C Common Stock in the Issuer, and (C) their 115,000,000 membership units in bn.com; and (ii) 4,138,500 Shares.

Except as set forth in this Item 5(a) and in Schedule B attached hereto and incorporated herein by reference, none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto, beneficially owns any Shares.

(b) The Reporting Persons have sole power to vote and to dispose of the 119,138,502 Shares they beneficially own as of the date hereof.

                                      13D
CUSIP No. 067846 10 5                                        Page 6 of 13 Pages

(c) Except as set forth in Schedule C attached hereto and incorporated herein by reference, no transactions in the Shares have been effected during the past 60 days by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons named in Schedule A.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented to include the following:

99.1 Press Release issued by B&N on November 7, 2003.

99.2 Letter to the Special Committee of the Board of Directors of the Issuer regarding the proposed merger.

                                      13D
CUSIP No. 067846 10 5                                        Page 7 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2003

                                        BARNES & NOBLE, INC.

                                        By: /s/ Joseph Lombardi
                                           -----------------------
                                           Joseph Lombardi
                                           Chief Financial Officer



                                        B&N.COM HOLDING CORP.

                                        By: /s/ Joseph Lombardi
                                           -----------------------
                                           Joseph Lombardi
                                           Chief Financial Officer

                                      13D
CUSIP No. 067846 10 5                                        Page 8 of 13 Pages

                                                                      SCHEDULE A

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                 BARNES & NOBLE, INC. AND B&N.COM HOLDING CORP.

The name, business address, title, present principal occupation or employment of each of the executive officers and directors of Barnes & Noble, Inc. and B&N.com Holding Corp. are set forth below. If no business address is given, the officer's or director's business address is 122 Fifth Avenue, New York, NY 10011. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Barnes & Noble, Inc. and B&N.com Holding Corp., at 122 Fifth Avenue, New York, NY 10011. All of the persons listed below are citizens of the United States of America.

                                         Title and Present Principal Occupation
                                                    Including Name and
Name and Business Address(1)                      Address(1) of Employer
--------------------------------------  ----------------------------------------

Leonard Riggio.......................   Founder and Chairman of the Board

Stephen Riggio.......................   Vice Chairman and Chief Executive
                                         Officer

Mitchell S. Klipper..................   Chief Operating Officer

J. Alan Kahn.........................   President of the Barnes & Noble
                                         Publishing Group*

Lawrence S. Zilavy...................   Executive Vice President of Corporate
                                         Finance & Strategic Planning

William F. Duffy.....................   Executive Vice President, Distribution
                                         and Logistics
                                        100 Middlesex Center Boulevard
                                        Jamesburg, NJ 08831

Mary Ellen Keating...................   Senior Vice President, Corporate
                                         Communications and Public Affairs

David S. Deason......................   Vice President of Barnes & Noble
                                         Development*
                                        1501 LBJ Freeway, Suite 290
                                        Dallas, TX 75025

Gary A. King.........................   Chief Information Officer

Joseph Lombardi......................   Chief Financial Officer

Michelle L. Smith....................   Vice President, Human Resources

Mark Bottini.........................   Vice President and Director of Stores

                                      13D
CUSIP No. 067846 10 5                                        Page 9 of 13 Pages

                                         Title and Present Principal Occupation
                                                    Including Name and
Name and Business Address(1)                      Address(1) of Employer
--------------------------------------  ----------------------------------------

Michael N. Rosen.....................   Secretary and Director

                                        Principal Occupation and Employer:
                                        Chairman, New York Office
                                        Bryan Cave LLP
                                        1290 Avenue of the Americas
                                        New York, NY 10104

Matthew A. Berdon....................   Director

                                        Principal Occupation and Employer:
                                        Senior Partner
                                        F.B. & Co. LLP
                                        19 West 44th Street
                                        New York, NY  10036

Michael Del Giudice..................   Director

                                        Principal Occupation and Employer:
                                        Senior Managing Director
                                        Millenium Credit Markets LLC
                                        One Rockefeller Plaza, Suite 2330
                                        New York, NY  10020

William Dillard, II.................    Director

                                        Principal Occupation and Employer:
                                        Chairman and Chief Executive Officer
                                        Dillard's , Inc.
                                        1600 Cantrell Road
                                        Little Rock, AR 72201

Irene R. Miller.....................    Director

                                        Principal Occupation and Employer:
                                        Chief Executive Officer
                                        Akim, Inc.
                                        186 Riverside Drive
                                        New York, NY 10024

Margaret T. Monaco..................    Director

                                        Principal Occupation and Employer:
                                        Vice President and Chief Operating
                                         Officer
                                        Merrill Lynch Ventures, LLC
                                        4 World Financial Center, 23rd Floor
                                        New York, NY 10080

                                      13D
CUSIP No. 067846 10 5                                        Page 10 of 13 Pages

                                         Title and Present Principal Occupation
                                                    Including Name and
Name and Business Address(1)                      Address(1) of Employer
--------------------------------------  ----------------------------------------

William Sheluck, Jr.................    Director

                                        Retired
                                        36 Greenleaf Farms Road
                                        Newtown, CT 06470


*  Barnes & Noble, Inc. only.
(1) 122 Fifth Avenue, New York, NY 10011, unless a different address is given for Address of Employer.

                                      13D
CUSIP No. 067846 10 5                                        Page 11 of 13 Pages

                                                                      SCHEDULE B

    BENEFICIAL OWNERSHIP OF CLASS A COMMON STOCK OF BARNESANDNOBLE.COM INC. BY EXECUTIVE OFFICERS AND DIRECTORS OF BARNES & NOBLE, INC. AND B&N.COM
                                 HOLDING CORP.

To the knowledge of the Reporting Persons, the following table sets forth the number and percentage of shares of Class A Common Stock of barnesandnoble.com inc. ("Shares") owned by the executive officers and directors of Barnes & Noble, Inc. and B&N.com Holding Corp. To the knowledge of the Reporting Persons, except as indicated below, the persons listed below have sole voting and dispositive power with respect to the Shares opposite their name.

        Name and Title of                      Number (and Percentage) of Shares
 Executive Officer or Director                      Beneficially Owned(1)(2)
---------------------------------------------  ---------------------------------

Leonard Riggio, Founder and Chairman of
 the Board                                              2,014,437 (1.3%)

Stephen Riggio, Vice Chairman and
 Chief Executive Officer                                3,580,000  (2.2%) (3)

Mitchell S. Klipper, Chief Operating Officer            234,710 (0.1%) (4)

J. Alan Kahn, President of Barnes & Noble
 Publishing Group                                       83,333 (0.1%)

Lawrence S. Zilavy, Executive Vice President
 of Corporate Finance & Strategic Planning              300 (0.0%)

William F. Duffy, Executive Vice President,
 Distribution and Logistics                             830,500 (0.5%) (5)

Mary Ellen Keating, Senior Vice President,
 Corporate Communications and Public Affairs            332 (0.0%)

David S. Deason, Vice President of Barnes &
 Noble Development                                      0 (0.0%)

Gary A. King, Chief Information Officer                 1,011,190 (0.6%) (6)

Joseph Lombardi, Chief Financial Officer                0 (0.0%)

Michelle L. Smith, Vice President,
 Human Resources                                        0 (0.0%)

Mark Bottini, Vice President and Director
 of Stores                                              170 (0.0%)

Michael N. Rosen, Secretary and Director                100,000 (0.1%) (7)

                                      13D
CUSIP No. 067846 10 5                                        Page 12 of 13 Pages

        Name and Title of                      Number (and Percentage) of Shares
 Executive Officer or Director                      Beneficially Owned(1)(2)
---------------------------------------------  ---------------------------------

Matthew A. Berdon, Director                             95,000 (0.1%)

Michael Del Giudice, Director                           4,200 (0.0%)

William Dillard, II, Director                           15,000 (0.0%)

Irene R. Miller, Director                               10,000 (0.0%)

Margaret T. Monaco, Director                            9,275 (0.0%)

William Sheluck, Jr., Director                          60,000 (0.0%)


(1) Percentage determined after giving effect to beneficial ownership of Shares by Barnes & Noble, Inc. and B&N.com Holding Corp. (i.e. after giving effect to the conversion of the super voting stock and membership units into Shares). Without giving effect to that conversion, the percentages in the above table would be 4.5%, 7.5%, 0.5%, 0.2%, 0.0%, 1.8%, 0.0%, 0.0%, 2.2%, 0.0%, 0.0%, 0.0%,
0.2%, 0.2%, 0.0%, 0.0%, 0.0%, 0.0% and 0.1%, respectively.

(2) Excludes 4,158,088 Shares issued to the Issuer in connection with the merger with Fatbrain.com, LLC.

(3) Includes 3,380,000 Shares for which Mr. Riggio has an option to purchase exercisable within 60 days of the date of this Statement.

(4) Mr. Klipper's wife has sole voting and dispositive power over 7,700 of these Shares.

(5) All of these Shares are Shares for which Mr. Duffy has an option to purchase exercisable within 60 days of the date of this Statement.

(6) Includes 1,011,000 Shares for which Mr. King has an option to purchase exercisable within 60 days of the date of this Statement. The remaining 190 Shares are owned by Mr. King's wife, and she has sole voting and dispositive power with respect to those Shares.

(7) Includes 40,000 Shares for which Mr. Rosen has an option to purchase exercisable within 60 days of the date of this Statement.

                                      13D
CUSIP No. 067846 10 5                                        Page 13 of 13 Pages

                                                                      SCHEDULE C

     On September 15, 2003, B&N, Bertelsmann AG ("Bertelsmann"), and BOL.US Online, Inc. ("BOL.US"), a wholly owned subsidiary of Bertelsmann, consummated the transactions contemplated by the Purchase Agreement, dated as of July 29, 2003 (the "Agreement"), by and between Bertelsmann, BOL.US, and B&N, pursuant to which B&N acquired all of the Shares, together with all of the membership units in barnesandnoble.com llc ("bn.com") and all of the shares of Class C Common Stock of the Issuer, beneficially owned by Bertelsmann for an aggregate amount equal to $164,152,802.80, equivalent to $2.80 per share and per membership unit, subject to possible adjustment as set forth in the Agreement. B&N subsequently transferred all shares and membership units purchased pursuant to the Agreement to B&N.com Holding.